SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Item 8.01 Other Events.

On February 7, 2019, BioLineRx Ltd. (the “Company”) closed its previously announced underwritten public offering of 28,000,000 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, and warrants to purchase 28,000,000 ADSs, at a public offering price of $0.55 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $0.75 per ADS. The Company received gross proceeds of $15.4 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for general corporate purposes, which may include but are not limited to working capital and funding clinical trials. A copy of the press release announcing the closing of the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the sale of the ADSs, on February 5, 2019, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to issue and sell the ADSs and warrants to the Underwriters.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. A copy of the form of warrant is attached hereto as Exhibit 4.1 and is incorporated herein by reference.  The foregoing descriptions of the Underwriting Agreement and warrants do not purport to be complete and are subject to and qualified in their entirety by reference to, the Underwriting Agreement and form of warrant, which are attached hereto as Exhibits 1.1 and 4.1, respectively, and are incorporated herein by reference.

On February 7, 2019, Yigal Arnon & Co. issued its opinion, a copy of which is filed as Exhibit 5.1 to this report, with respect to the legality of the issuance by the Company of the ordinary shares underlying the ADSs sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2019.

On February 7, 2019, Mayer Brown LLP issued its opinion, a copy of which is filed as Exhibit 5.2 to this report, with respect to the legality of the sale by the Company of the ADSs and warrants sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the SEC on February 5, 2019.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following Exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated February 5, 2019
4.1	Form of Warrant
5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company
5.2	Opinion of Mayer Brown LLP, U.S. Counsel to the Company
99.1	Press Release dated February 7, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: February 7, 2019